# Volcanic LLC

## Balance Sheet

### As of December 31, 2023

| | TOTAL | |
| --- | --- | --- |
| | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PP) |
| ASSETS | | |
| Current Assets | | |
| Bank Accounts | | |
| Business Checking (7908) | 126,294.67 | 54,760.60 |
| FREE BUSINESS CHECKING (7908) | 0.00 | |
| **Total Bank Accounts** | **$126,294.67** | **$54,760.60** |
| Accounts Receivable | | |
| Accounts Receivable (A/R) | 7,500.00 | |
| **Total Accounts Receivable** | **$7,500.00** | **$0.00** |
| Other Current Assets | | |
| Prepaid Expenses | 18,768.78 | |
| Undeposited Funds | 0.00 | |
| **Total Other Current Assets** | **$18,768.78** | **$0.00** |
| **Total Current Assets** | **$152,563.45** | **$54,760.60** |
| Fixed Assets | | |
| Internally Developed Software - CIP | 1,096,123.52 | 863,937.72 |
| **Total Fixed Assets** | **$1,096,123.52** | **$863,937.72** |
| **TOTAL ASSETS** | **$1,248,686.97** | **$918,698.32** |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |
| Accounts Payable (A/P) | 0.00 | 0.00 |
| Interest Payable | 372,690.77 | 147,698.64 |
| **Total Accounts Payable** | **$372,690.77** | **$147,698.64** |
| Other Current Liabilities | | |
| Accrued Expenses | 51,770.86 | |
| Direct Deposit Payable | 0.00 | 0.00 |
| Payroll Liabilities | | |
| Federal Taxes (941/944) | 0.00 | 2,879.45 |
| Federal Unemployment (940) | 0.00 | 498.65 |
| UT Income Tax | 0.00 | 2,044.00 |
| UT Unemployment Tax | 0.00 | 10,135.30 |
| Wages Payable | 15,734.18 | |
| **Total Payroll Liabilities** | **15,734.18** | **15,557.40** |
| Promissory Note - G. Brockbank | 144,837.20 | |
| Unearned Revenue | 13,000.00 | |
| Warrant Liability | 32,206.90 | |
| **Total Other Current Liabilities** | **$257,549.14** | **$15,557.40** |

# Volcanic LLC

## Balance Sheet

### As of December 31, 2023

|  | TOTAL | |
| --- | ---: | ---: |
|  | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PP) |
| **Total Current Liabilities** | **$630,239.91** | **$163,256.04** |
| Long-Term Liabilities |  |  |
| Convertible Note - Peterson | 400,000.00 | 400,000.00 |
| Loan - Ant Hill | 200,000.00 | 300,000.00 |
| Loan - Barnett | 48,600.00 | 50,000.00 |
| Loan - Brockbank | 850,000.00 | 300,000.00 |
| Loan - Central Bank (# 0774) | 248,335.00 |  |
| Debt Discount Warrants - CB #0774 | -30,179.28 |  |
| Debt Issuance Cost - CB #0774 | -9,059.95 |  |
| **Total Loan - Central Bank (# 0774)** | **209,095.77** |  |
| Loan - Central Bank (Loan 0006) | 247,467.26 | 249,612.00 |
| Debt Discount - Central Bank (Loan 0006) | -145.11 | -1,886.44 |
| **Total Loan - Central Bank (Loan 0006)** | **247,322.15** | **247,725.56** |
| Loan - Price | 200,000.00 |  |
| SAFE Liabilities | 185,400.00 |  |
| **Total Long-Term Liabilities** | **$2,340,417.92** | **$1,297,725.56** |
| **Total Liabilities** | **$2,970,657.83** | **$1,460,981.60** |
| Equity |  |  |
| Owner's Investment | 0.00 | 0.00 |
| Owner's Investment - Class A | 0.00 |  |
| Owner's Investment - Class B | 3,041,710.10 | 2,489,173.29 |
| Owner's Investment - Class C | 386,572.37 | 386,572.37 |
| **Total Owner's Investment** | **3,428,282.47** | **2,875,745.66** |
| Retained Earnings | -3,418,028.94 | -3,418,028.94 |
| Net Income | -1,732,224.39 |  |
| **Total Equity** | **$ -1,721,970.86** | **$ -542,283.28** |
| **TOTAL LIABILITIES AND EQUITY** | **$1,248,686.97** | **$918,698.32** |